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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. Initial)*

NorthWest Indiana Bancorp

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

667516108

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 667516108			Page 1 of 5

1.	Name of Reporting Person: Peoples Bank SB, as the plan administrator and trustee of the stock fund for the Peoples Bank Employees’ Savings & Profit Sharing Plan and Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 184,262

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 184,262 (see Item 4 below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7% of the 2,754,068 shares outstanding as of December 31, 2003

12.	Type of Reporting Person: BK

2

Item 1
	(a)	Name of Issuer.

NorthWest Indiana Bancorp

	(b)	Address of Issuer’s Principal Executive Offices.

9204 Columbia Avenue, Munster, Indiana 46321

Item 2

	(a)	Name of Person Filing.

Peoples Bank SB, as plan administrator and trustee of the stock fund for the Peoples Bank Employees’ Savings and Profit Sharing Plan and Trust

	(b)	Address of Principal Business Office, or, if none, Residence.

9204 Columbia Avenue Munster, IN 46321

	(c)	Citizenship.

Indiana

	(d)	Title of Class of Securities.

Common Stock, par value $1.00 per share

	(e)	CUSIP Number.

667516108

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act;

(b) [X] Bank as defined in Section 3(a)(6) of the Act;

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

		(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

		(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

		(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

		(i)	[ ] A church plan that is excluded from the definition of an investment Company under Section 3(c)(14) of the Investment Company Act of 1940;

		(j)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If this Statement is filed pursuant to Rule 13d-1(c), check this box: [ ]

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

184,262

	(b)	Percent of class:

6.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:
184,262

		(ii)	Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

     The Peoples Bank Employees’ Savings and Profit Sharing Plan and Trust (the “Plan”) is administered by the Peoples Bank SB (the “Plan Administrator”) and its assets are held by trustees. The Plan Administrator has designated the Employee Benefits Committee with authority to control and manage the operation and administration of the Plan. Pursuant to the Plan, participants are entitled to invest in the Issuer’s common stock (the “Employer Stock Fund”). Peoples Bank SB serves as the trustee (the “Trustee”) for the Employer Stock Fund. On June 10, 2003, the Plan was amended to rescind the right of plan participants to vote shares in the Employer Stock Fund and transferred voting rights to the Plan Administrator. As a result, the Employee Benefits Committee, on behalf of the Plan Administrator, has the power to direct the Trustee as to the voting and/or tender rights of all the Issuer’s common stock in the Employer Stock Fund. The number of shares listed as beneficially owned by represents the entire number of shares of Issuer common stock in the Employer Stock Fund for which the Plan Administrator has sole voting power as of December 31, 2003.

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

     By signing below, each of the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004
PEOPLES BANK SB, as Plan Administrator and Trustee of the Employer Stock Fund
	By:	/s/ Jon E. DeGuilio
Jon E. DeGuilio, Executive Vice President

EMPLOYEE BENEFITS COMMITTEE
By:	/s/ Edward J. Furticella
Edward J. Furticella, Member

By:	/s/ Jon E. DeGuilio
Jon E. DeGuilio, Member

By:	/s/ Linda Kollada
Linda L. Kollada, Member